82-713

DRC RESOURCES CORPORATION

2004

FIRST QUARTER REPORT

Content

- *Management Discussion and Analysis*
- *Financial Statements (Unaudited) March 31, 2004*

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol – DRC

Corporate Information

HEAD OFFICE

Suite #601-595 Howe Street
Vancouver, B.C. V6C 2T5
Telephone: (604) 687-1629
Facsimile: (604) 687-2845
E-mail:drcresources@uniserve.com
Website: www.drcresources.com

DIRECTORS AND OFFICERS

John H. Kruzick, B.Sc. - President/CEO /Director
Sharon L. Ross - Secretary/Director
C. Robert Edington - Director
Mike Muzylowski, B.Sc. - Director
Thomas O'Toole Taylor - Director
Craig D. Thomas, LLB - Director
Ian M. Beardmore, CA - Chief Financial Officer
Bruno J. Mosimann – Vice President of Finance & Development
Maurice Lee, BBA – Vice President of Business Development.
Michael WP Hibbitts, P.Geo. – Vice President of Exploration & Development

STOCK INFORMATION

Toronto Stock Exchange (TSX) - DRC
CUSIP NO. 233296 10 2
U.S. Rule 12g3-2(b) Exemption #82-713
Standard & Poor's Manual Exemption
SEDAR Profile Number 00004818

SHARE CAPITALIZATION

Authorized: 40,000,000 common
Issued: 13,236,766 common

PROPERTIES

British Columbia (Afton & Ajax-Python) Copper-Gold Properties
Ontario (Timmins) – Polymetallic Property
Texas – Oil Production

AUDITORS

Beauchamp & Company, Vancouver, B.C.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, Vancouver, B.C. & Toronto, Ontario

BANK:

HSBC Bank Canada, Main Branch, Vancouver, B.C.
RBC Dominion Securities Inc., Main Branch, Vancouver, B.C.

SUBSIDIARY COMPANY (U.S.A.)

Dynamic Resources Corporation, Inc.
#601-595 Howe Street, Vancouver, B.C.

ADVISORY BOARD

Douglas A. Knight, BASc
James Douglas Little, P.Eng

CONSULTANTING ENGINEERS

Behre Dolbear & Company Ltd.
SRK Consultants
Dynatec Corporation
Metalica Consultores SA
Process Research Associates Ltd.
James J. McDougall & Associates, P.Eng

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT MARCH 31, 2004

DATED MAY 12, 2004

Management's Discussion and Analysis ("MD&A") of financial condition and results of operation of DRC Resources Corporation ("the Company" or "DRC") for the first quarter ended March 31, 2004 should be read in conjunction with the Company's consolidated financial statements and corresponding notes for the period ending March 31, 2004. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period's discussion.

DRC prepares and files its consolidated financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

Overview

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980. The Company is a development stage, resource company engaged in the location, acquisition, evaluation, exploration and development of mineral interests. At the date of this report (May 12, 2004) the Company's issued share capital was 13,236,766 million shares which are listed on the Toronto Stock Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Project, located 10 kilometers west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In evaluating the Company's financial condition and performance, management looks at DRC's relative position in the context of reporting mineral exploration companies in Canada. In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project. How effectively the Company meets the new issues and challenges will depend upon some planned staff additions and the management of priorities in conduct of the Afton Copper-Gold Project. Management feels that the Company has been successful to date due to selection of highly qualified technical advisors, on-site attention of management to conduct of exploration work, understanding of what constitutes a successful exploration attempt and careful cash management. All of those qualities must continue and be improved to meet the challenges of higher cost activities (underground vs surface exploration). While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour which is expected to result in a general increase in costs and,

possibly, delay in getting jobs done. Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

During the first quarter 2004 the Company focused on the design of the underground exploration decline for the Afton Copper-Gold Project ("Afton Project"), located near Kamloops, British Columbia. As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. Completion of a $24.15 million financing at the beginning of November, 2003 put the Company in a cash position more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program as recommended in the February 2004 update of Behre Dolbear & Company's advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, B.C in compliance with National Policy 43-101 (filed on SEDAR).

The Advanced Scoping Study confirmed that one of several possible mining methods had the potential for development of an underground bulk tonnage mining operation at Afton. The relevant project statistics are outlined below:

Afton Project Statistics			
Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% Cu_{Eq}
	Inferred Resource	7,450,000 tonnes	1.61% Cu_{Eq}
Mineral Resource Within the Proposed Mine Plan	Measured and Indicated	46,983,000 tonnes	1.72% Cu_{Eq}
	Inferred Resource	4,543,000 tonnes	1.72% Cu_{Eq}
Total Resource Material to be Recovered by the Mine Plan	All Categories[2]	51,526,000 tonnes	1.72% Cu_{Eq}
Metallurgical Recovery	Copper		90%
	Gold		90%
	Silver		75%
	Palladium		74%
Mining Method			Underground Panel (Block) Caving
Production Rate (Mine & Mill)			9,000 tonnes per day
Mine Life			17.8 years
Average Annual Production	Copper		29,350 tonnes
	Gold		71,000 ounces
	Silver		178,100 ounces
	Palladium		7,700 ounces
Initial Capital Cost[3]			$140,034,000
Working Capital and Initial Inventory			$9,700,000
On-going Capital			$191,351,000
Unit Operating Cost	(at full production)		$9.77/tonne milled
Net Present Value	0%		$418,206,437
	5%		$203,578,770
	7.5%		$140,373,936
	10%		$94,306,153
Internal Rate of Return	(pre-tax)		26.68%
	(after tax)		19.94%

Payback Period			3.7 years
Notes:	1	Afton Main Zone Only (@ 0.7% Cu_{Eq} cut-off grade)	
	2	See Note on Page 17. Section 3.0	
	3	Currency used throughout is $Canadian	
Metal	Price Used US$)	Recovery	
Copper	$0.85/lb.	90%	
Gold	$375/oz.	90%	
Silver	$5.25/oz.	75%	
Palladium	$200/oz.	74%	

Significant additional expenditure will be required to establish that development of the Afton Project is feasible as a large high-grade copper-gold mine. Rising copper demand and prices have increased interest in advanced projects such as the Afton and are expected to make production financing obtainable.

DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards. Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized). The assays were composited into 10 metre down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed. In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

The Company has held and is continuing discussions with senior members of the mining and minerals processing industries with the objective of moving the Afton Project through the feasibility stage to production. The Company is in process of confidential discussions concerning production financing with a number of mining companies, smelters and financial institutions.

On March 22, 2004, Mr. Michael W.P. Hibbitts joined the executive team as a senior officer, Vice President of Exploration & Development for the Afton Copper-Gold Project. He will be responsible for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage.

Selected Annual Information

The selected financial data appearing below for the first quarter ending March 31, 2004, 2003, and 2002 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements (filed on SEDAR).

DRC's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data

appearing in the first table below is presented in accordance with Canadian GAAP and should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources' audited Consolidated Financial Statements.

	Quarter Ended March 31, 2004	Quarter Ended March 31, 2003	Quarter Ended March 31, 2002
Operating Revenue	171,306	24,720	33,438
Net Income (Loss)	62,395	(119,800)	(48,180)
Income (Loss) per Share	0.01	(0.01)	(0.01)
Total Assets	29,313,654	6,358,849	5,893,449
Net Assets	28,404,971	6,195,689	5,554,691
Future Income Taxes	(9,110)	(15,944)	12,728
Cash Dividends per share	Nil	Nil	Nil
Deficit	(2,908,890)	(1,872,714)	(1,615,187)
Capital Stock	31,313,861	8,068,403	7,169,878
Weighted Average Number of Shares	12,920,359	9,131,766	8,483,766

During the first quarter of 2004, $915,500 was received by the Company for the exercise of 305,000 stock options. The Company also received $9,790 from sale of equity shares held in publicly traded company Planet Ventures Inc. With approximately $25 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans for at least the next 24 months. There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all. The only sources of future funds presently available to DRC are the sale of equity capital or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During the first quarter 2004 the main focus of the Company has been arranging start of the underground exploration decline of the Afton Project in Kamloops, B.C. as described in the Progress and Outlook section above. DRC's exploration program in 2004 is also designed to test several other areas of the Afton Project property, the Pothook and Ajax mineral zones by surface diamond drilling where indicated. The exploration programs will be paid for out of working capital.

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 51.5 Million Tonne Mineral Resource. The Study indicates an estimated life of mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits. A copper price of US$0.85/lb was used in the economic calculation for this study. Persistence of the current robust metals market, in which copper prices have exceeded US$1.20 per pound, would enhance the economic potential of the Afton Project. The Company is proceeding directly to the feasibility stage and implementing the final design of the underground workings. The Company will tender the underground contract in early second quarter.

The Company has expended over $5 million on the Afton Project exploration program to date which includes but is not limited to the cost of an economic evaluation by the Company's mine engineering consultants, Behre Dolbear & Company Ltd., metallurgical test work, geophysical surveys, and the surface diamond drill exploration program consisting of 109 diamond drill holes for a total of 53,000 metres (175,000 ft).

The initial estimate of $17,748,000 for these costs over the next 18 months through feasibility were included in the scoping study by the Company's principal project consultant, Behre Dolbear & Company Ltd., to cover all required consulting professionals and the internal administrative, planning and supervisory group costs. Recent reviews and engineering recommendations for changes to the underground exploration program indicate a potential for reducing overall costs by some 20%. The change involves reducing the length of the decline and placement in a more advantageous location for the underground exploration program. A $12 million underground exploration program is planned for 2004.

This program will be funded out of available working capital. It is expected that budgeted costs may be modified and adjusted downward to reflect the exact method of underground development implemented.

Note: Certain technical reports outlining the above have been filed on SEDAR. A direct link to SEDAR may be found on the Company's website: www.drcresources.com.

Summary of Quarterly Information

The selected financial data appearing below for the last completed 8 quarterly periods beginning June 30, 2002 and ending March 31, 2004 are set forth in Canadian dollars and extracted from the audited and interim Consolidated Financial Statements (filed on SEDAR).

DRC's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC's audited and interim Consolidated Financial Statements.

The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC. The Company has no current ongoing mining operations. Income is derived solely from interest on available working capital that is earmarked for expenditure in exploration and development.

Foreign currency fluctuations had a very limited negative effect on DRC other income and expenses. It should be noted that forecasts of revenues described in the Scoping Study on the Afton project could be negatively impacted by a rising Canadian dollar (or devaluing US dollar), since all such future concentrate product sales would be conducted in US currency, while production costs would be incurred in Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company's financial condition and results of operations, please refer to the following table of comparative selected quarterly financial information.

Quarter Ending	Mar 31 2004	Dec 31 2003	Sept 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sept 30 2002	Jun 30 2002
Operating Revenue (Loss)	171,306	113,822	21,613	23,256	24,720	30,465	30,085	3,400
Net Income/ (Loss) Before Taxes	71,505	(99,528)	(70,410)	(141,907)	(103,856)	(170,387)	(51,973)	(85,283)
(Loss) per Share	0.01	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)
Net Income(Loss)	62,395	(809,697)	(105,943)	(182,930)	(119,800)	(100,616)	(62,734)	25,523
Net Income/ (Loss) per Share	0.01	(0.09)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)

Liquidity & Capital Resources

Working Capital at end of Quarter DRC Resources had no long term debts and working capital of $25,427,064, $3,831,698 and $4,134,172 respectively at March 31st, in the years 2004, 2003 and 2002. Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 were the principal sources of working capital.

During the first quarter 2004 interest income, a small oil and gas royalty and other income provided for approximately 174.59% of the Company's administrative costs. In the same period in 2003 and 2002 interest, royalty income and a foreign exchange gains provided for, respectively, approximately 19.22% and 35.17% of the Company's administrative costs.

In 2000 DRC Resources' working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project. In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding and in 2003 a $24.15 million private place of common shares significantly increased the working capital.

Interest income on its working capital combined with a favourable exploration cost experience on the Afton Copper-Gold Project leave DRC with working capital adequate to meet its administrative costs and property maintenance programs through the year 2005. DRC's working capital is sufficient to meet all its present requirements as an exploration company. In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project. The $24.15 million financing in November 2003 achieved this objective, with the result that the Company is now engaged in discussions concerning project financing, project participation and concentrate sales arrangements with a number of mining companies, international smelters and financial institutions that have expressed an interest in the

Afton Copper-Gold Project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11, incl. mineral claims, Record Nos. 372023 – 372026 incl. and 372641 – 372647 incl. (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	*Option Payment*	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid		
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000	
Year 6 (2005)	200,000 Shares		1,000,000	
Year 7 (2006)			500,000	
Year 8 (2007)			500,000	
Year 9 (2008)			500,000	
TOTALS	2,000,000 Shares		6,500,000	

Note: (1) The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

The Company entered into a consulting services agreement with Mr. Michael W.P. Hibbitts, Vice President of Exploration and Development on March 22, 2004. The terms of the contract are as follows:

- Term: Month to Month.
- Cash compensation: a base retainer fee $11,000 per month served.
- Stock Options: He was granted options on April 13, 2004 to purchase 100,000 common shares at an exercise price of $6.50 in accordance with DRC Resources' Stock Option Plan.
- Expenses: He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties
- Bonus: He will be paid a cash payment of $18,000 upon performing the services and completing the feasibility study on the Afton Project according to the agreed timeline.
- Transportation: He will be provided with a truck for use on and in connection with the Afton Project

Other than relatively nominal property maintenance costs on projects does not have any other commitments for material expenditures in either the near or long term.

The Company's source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company's direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, John H. Kruzick's engagement as President and Chief Executive Officer was formalized on a retainer basis on the following terms and conditions:

- Term: Five years commencing April 2003 through March 2007.
- Cash compensation: He was paid a base retainer fee $500 per day served during year 2003 (beginning in April, 2003). The base retainer fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
- Director's Fees: As member of the Board of Directors he is to be entitled to any approved directors' fees.
- Retainer during Illness: He will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.
- Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.
- Stock Options: He may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.
- Expenses: He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.
- Termination: The Board of Directors may terminate Kruzick's employment at any time, with or without cause.
- Termination by Company Without Cause: If his services are terminated without cause, Mr. Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.
- Termination Without Cause by Kruzick: If Mr. Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.
- Termination With Cause by DRC Resources: If Mr. Kruzick's employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Kruzick's part, prior to the expiration of this Agreement, he will be paid a lump sum severance payment equal to the compensation of one month of service fees for each

year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

- Reporting: Mr. Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross's engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

- Term: Five years commencing April 2003 through March 2007.
- Cash compensation: She was paid a base fee of $35 per hour served during year 2003 (beginning in April, 2003), The base fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
- Director's Fees: As member of the Board of Directors she is to be entitled to any approved directors' fees.
- Retainer during Illness: Mrs. Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.
- Benefits During Illness: She will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.
- Stock Options: She may be granted options to purchase its stock in accordance with DRC's Stock Option Plan.
- Expenses: She will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.
- Termination: the Board of Directors may terminate Mrs. Ross' engagement at any time, with or without cause.
- Termination by Company Without Cause: If her services are terminated without cause, Mrs. Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.
- Termination Without Cause by Ross: If Mrs. Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.
- Termination With Cause by DRC Resources: If Mrs. Ross' engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on her part, prior to the expiration of the Agreement, she will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

- Function and Reporting: Mrs. Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

Related Party Transactions

During the quarter ending March 31, 2004, the Company paid $17,628 compared to $15,157 in the same period of 2003, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the year December 31, 2003 the Company paid $36,500 compared to $32,625 in the same period of 2003 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company. A related person of the President was paid $16,250 for consulting services during the quarter ending March 31, 2004 compared to $16,875 for the same period in 2003.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's mineral interests. Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth. Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit. Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below relating the capital structure of the company is at May 12, 2004.

Authorized share capital: 40,000,000 common shares without par value

Issued and outstanding: 13,236,766 common shares without par value

Incentive Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
395,000	$3.00	September 13, 2004
60,000	$3.05	September 18, 2004
50,000	$3.50	December 5, 2004
100,000	$6.50	April 13, 2006
345,000 (Broker's Compensation Options)	$7.50	November 6, 2005

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company's website at www.drcresources.com .

Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.*

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C. V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

REVIEW ENGAGEMENT REPORT

To the Directors of
DRC Resources Corporation

We have reviewed the interim consolidated balance sheet of DRC Resources Corporation as at March 31, 2004 and the interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2004 and 2003; and schedule of mineral claim interests for the three months ended March 31, 2004. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.
May 10, 2004

"BEAUCHAMP & COMPANY"
Chartered Accountants

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003
(Unaudited)

		Mar. 31, 2004		(Note 15) Dec. 31, 2003
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	25,265,337	$	24,737,161
Marketable security				1,500
Accrued interest receivable		114,660		25,741
Amounts receivable - government		15,273		58,832
Prepaid expenses		55,430		20,000
		25,450,700		24,843,234
MINERAL CLAIM INTERESTS - SCHEDULE (Notes 2 and 3)		3,564,622		3,487,296
INVESTMENT PROPERTY (Note 4)		110,867		110,867
PROPERTY AND EQUIPMENT (Notes 2 and 5)		187,465		28,999
	$	29,313,654	$	28,470,396
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accruals	$	23,638	$	95,940
Capital taxes payable		-		71,445
		23,638		167,385
FUTURE INCOME TAXES (Note 6(c))		885,045		875,935
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 7)		31,313,861		30,398,361
DEFICIT		(2,908,890)		(2,971,285)
		28,404,971		27,427,076
	$	29,313,654	$	28,470,396

COMMITMENTS (Note 12)
SUBSEQUENT EVENTS (Note 14)

APPROVED BY THE BOARD:

"JOHN KRUZICK" ____________ **Director**

"SHARON ROSS" ____________ **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Unaudited)

	2004	2003
INCOME		
Interest and other	$ 158,966	$ 24,206
Oil and gas royalties	110	514
Gain on sale of marketable security	8,290	-
Foreign exchange gain (loss)	3,940	(29,335)
	171,306	(4,615)
EXPENSES		
Bank charges	75	207
Consulting and management fees	26,500	30,375
Amortization	3,134	3,017
Dues and subscriptions	380	936
Office, secretarial services and stationary	26,512	23,333
Professional fees	21,602	6,359
Regulatory fees	7,592	7,425
Rent	6,285	6,456
Telephone	945	981
Transfer agent	2,042	1,433
Travel and promotion	4,734	18,719
	99,801	99,241
NET INCOME (LOSS) FOR THE PERIOD BEFORE INCOME TAXES	71,505	(103,856)
FUTURE INCOME TAXES (Note 6)	(9,110)	(15,944)
NET INCOME (LOSS) FOR THE PERIOD	$ 62,395	$ (119,800)
WEIGHTED AVERAGE NUMBER OF SHARES ISSUED	12,920,359	9,131,766
NET INCOME (LOSS) PER SHARE	$ 0.01	$ (0.01)

See accompanying notes.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Unaudited)

	2004	2003
DEFICIT, BEGINNING OF PERIOD	$ (2,971,285)	$ (1,752,914)
NET INCOME (LOSS) FOR THE PERIOD	62,395	(119,800)
DEFICIT, END OF PERIOD	$ (2,908,890)	$ (1,872,714)

See accompanying notes.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Unaudited)

	2004	2003
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net income (loss) for the period	$ 62,395	$ (119,800)
Items not requiring cash:		
Amortization	3,134	3,017
Gain on sale of marketable security	(8,290)	-
Future income taxes	9,110	15,944
	66,349	(100,839)
Net change in non-cash working capital items	(224,537)	(6,595)
Cash Used For Operating Activities	(158,188)	(107,434)
INVESTING ACTIVITIES		
Proceeds on sale of marketable security	9,790	-
Payments for mineral claim interests exploration costs	(77,326)	(67,180)
Acquisition of property and equipment	(161,600)	-
Cash Used For Investing Activities	(229,136)	(67,180)
FINANCING ACTIVITIES		
Share capital issued for cash	915,500	15,000
Cash Provided By Financing Activities	915,500	15,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	528,176	(159,614)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,737,161	3,872,144
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 25,265,337	$ 3,712,530
CASH AND CASH EQUIVALENTS COMPRISES:		
Cash	$ 81,769	$ 107,060
Term deposits and short-term discount notes	25,183,568	3,605,470
	$ 25,265,337	$ 3,712,530

See accompanying notes.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
INTERIM SCHEDULE OF MINERAL CLAIM INTERESTS
FOR THE THREE MONTHS ENDED MARCH 31, 2004
AND YEAR ENDED DECEMBER 31, 2003
(Unaudited)

Acquisition Costs	**Mar. 31, 2004**	**(Note 15) Dec. 31, 2003**
Kamloops "Afton" Claims	$ 481,734	$ 481,734
Kamloops "Ajax - Python" Claims	48,732	48,732
Timmins, Ontario Claims	1	1
Balance, End Of Period	530,467	530,467

Deferred Exploration Costs	**Afton Claims**	**Ajax - Python Claims**	**Mar. 31, 2004**	**(Note 15) Dec. 31, 2003**
Balance, Beginning Of Period	$ 2,897,533	$ 59,296	2,956,829	1,822,859
Assays and testing	100	-	100	77,018
Drilling	6,252	-	6,252	984,845
Engineering	33,298	-	33,298	437,603
Geological consulting	30,314	-	30,314	158,050
Labour	1,295	-	1,295	32,542
Supplies and equipment	1,217	-	1,217	5,500
Travel and accommodation	3,152	-	3,152	36,111
Staking and filing fees	-	-	-	611
Miscellaneous	1,698	-	1,698	5,994
Grant recoveries (Note 2(e))	-	-	-	4,388
Tax effect of flow through shares	-	-	-	(608,692)
	77,326	-	77,326	1,133,970
Costs written-off	-	-	-	-
	77,326	-	77,326	1,133,970
Balance, End Of Period	$ 2,974,859	$ 59,296	3,034,155	2,956,829
Mineral Claim Interests			$ 3,564,622	$ 3,487,296

See accompanying notes.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the Toronto Stock Exchange ("TSX").

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests .

Although the Company has taken steps to verify title to its mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of four months or less.

c) Mineral Claim Interests

The Company records its mineral claim interests at cost. Exploration expenditures relating to mineral claim interests that have economically recoverable reserves or significant mineralization, which in the view of management, justify additional exploration, as well as interest and costs to finance those expenditures, are deferred until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are expensed in the period they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Mineral Claim Interests (Cont'd)

The Company reviews capitalized costs on its mineral claim interests on a period, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the mineral claim interest's estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

d) Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building and 20% per annum for equipment.

e) Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

f) Net Income (Loss) Per Share

Basic net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No dilutive loss per share has been presented as the effect would be anti-dilutive.

g) Use of Estimates

The preparation of interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these interim consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the interim consolidated financial statements of future changes in such estimates could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

i) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

j) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs for the year by the estimated amount of the related future tax liability when the capital expenditures are incurred.

k) Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees and non-employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

k) Stock-Based Compensation (Cont'd)

There were no stock options granted to directors, employees or consultants during 2003 or the first quarter of 2004. Had the Company followed the fair value method of accounting, the Company would not have recorded a compensation expense as there were no stock options issued during the periods.

3. MINERAL CLAIM INTERESTS

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010, for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $1,000,000 in year 2002 and $1,000,000 in year 2003.

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. During the final quarter ending December 31, 2003, the Company issued 200,000 common shares in accordance with the agreement for year 4. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 8 and 12)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a market value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

3. MINERAL CLAIM INTERESTS (CONT'D)

- *Timmins, Ontario, Mineral Property*

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4. INVESTMENT PROPERTY

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests. The market value of the property approximates the value of the property reported in the interim consolidated financial statements.

5. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value Mar. 31, 2004	Net Book Value (Note 15) Dec. 31, 2003
Land	$ 56,900	$ -	$ 56,900	$ -
Building	104,700	-	104,700	-
Transportation vehicles	29,690	13,360	16,330	17,814
Office and computer equipment	32,990	23,455	9,535	11,185
	$ 224,280	$ 36,815	$ 187,465	$ 28,999

6. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
Canada	$ 64,425	$ (415,736)
U.S.A.	(2,030)	34
TOTAL	$ 62,395	$ (415,702)

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

6. INCOME TAXES (CONT'D)

b) The provision for income taxes consist of the following:

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
Large Corporations tax		
Canada	$ -	$ 40,500
U.S.A	-	-
Future		
Canada	9,110	762,169
U.S.A.	-	-
TOTAL INCOME TAX EXPENSE	$ 9,110	$ 802,669

c) Temporary differences that give rise to future income taxes are as follows:

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
Long-term future tax liability		
Mineral Claim Interests	$ 894,775	$ 886,423
Equipment	(9,730)	(10,488)
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ 885,045	$ 875,935

d) Temporary differences that could give rise to future income tax assets:

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 645,590	$ 646,062
Share issue costs	537,210	612,791
Total Long-Term Future Income Tax Assets	1,182,800	1,258,853
Less valuation allowance	1,182,800	1,258,853
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

6. INCOME TAXES (CONT'D)

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

		Three Months Ended Mar. 31, 2004		(Note 15) Year Ended Dec. 31, 2003
Canadian Exploration Expenses	$	597,210	$	539,559
Canadian Development Expenses	$	591,480	$	591,480
Undepreciated Capital Costs	$	49,202	$	56,879
Share Issue Costs	$	1,427,991	$	1,546,671
Non-Capital Losses, expiring at various dates to 2011	$	1,716,084	$	1,717,336

7. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	Three Months Ended March 31, 2004		(Note 15) Year Ended December 31, 2003	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of period	12,901,766	$ 30,398,361	9,131,766	$ 8,086,803
Issued for cash:				
Exercise of options	305,000	915,500	50,000	150,000
Exercise of broker warrants	-	-	70,000	210,000
Private placement	-	-	3,450,000	22,500,250
Tax effect of flow-through shares/special warrants	-	-	-	(608,692)
Issued for mineral claim interests	-	-	200,000	60,000
Balance, end of period	13,206,766	$ 31,313,861	12,901,766	$30,398,361

- Year 2004

During the first quarter ending March 31, 2004, the Company issued 295,000 shares upon the exercise of stock options at $3.00 per share and 10,000 shares upon the exercise of stock options at $3.05 per share. Cash proceeds of $915,500 were received by the Company.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

7. SHARE CAPITAL (CONT'D)

b) Issued (Cont'd)

• Year 2003

On November 6, 2003 the Company completed a private placement financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 (net - $22,500,250) on the issuance of 3,450,000 common shares, which included 450,000 underwriter options exercised, all at a price of $7.00 per share. The Company paid a commission of $1,569,750 and incurred fees of $80,000.

During the year the Company issued 50,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $150,000 were received by the Company.

During the year the Company issued 70,000 shares upon the exercise of broker warrants at $3.00 per share. Cash proceeds of $210,000 were received by the Company.

During the last quarter ending December 31, 2003, 200,000 shares were issued at a price of $0.30 per share for the 2003 year option payments in accordance with the Afton mineral claim option agreement.

c) Stock Options

The Company presently has 535,000 stock options outstanding. These stock options were granted prior to the implementation of the new stock option plan approved by the regulatory authorities in the year 2003. The new plan allows the Company to grant up to a total of 1,000,000 stock options. The existing stock options outstanding do not form part of the new plan and will cease upon being exercised or upon expiry. All future stock options granted must be under the new stock option plan. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant the stock option, less any discount permitted by the TSX. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant.

Other terms and conditions are as follows: all stock options are non-transferable; no more than 5% of the issued shares may be granted to any one individual in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company's issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

7. SHARE CAPITAL (CONT'D)

c) Stock Options (Cont'd)

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2002	890,000	$3.04	1.95
Exercised	(50,000)	$3.00	
Balance, December 31, 2003	840,000	$3.03	0.90
Exercised	(295,000)	$3.00	
Exercised	(10,000)	$3.05	
Balance, March 31, 2004	535,000	$3.08	0.50

The expiry dates of the options are:

September 13, 2004	395,000	options @ $3.00
September 18, 2004	90,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004. During the quarter ended March 31, 2004, 10,000 options were exercised. (See Note 14)

d) Underwriter Compensation Options

As at March 31, 2004, there are 345,000 non-assignable compensation options outstanding and exercisable entitling the syndicate of underwriters to purchase 345,000 shares of the Company at an exercise price of $7.50 per share expiring on November 6, 2005. (See Note 7(b))

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

8. RELATED PARTY TRANSACTIONS

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 36,500	$ 146,375
For shares issued in payment on "Afton" mineral claim interest option agreement to the President/Director of the Company. 100,000 shares were issued in 2003 (cumulative total is 800,000 shares to date)	$ -	$ 30,000
For consulting services charged by a related person of the President of the Company	$ 16,250	$ 63,875
For secretarial and administrative services charged by a private company which a director has a 50% interest in addition to a director's fee paid of $1,000	$ 17,628	$ 59,362

9. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the periods ended, the Company conducted non-cash activities as follows:

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
Financing Activities		
Common shares issued for mineral claim interests	$ -	$ 120,000

10. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the United States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

10. SEGMENTED INFORMATION (CONT'D)

	Three Months Ended Mar. 31, 2004	(Note 15) Year Ended Dec. 31, 2003
CANADA		
Current Assets	$ 25,444,282	$ 24,833,006
Mineral Claim Interests	3,564,622	3,487,296
Equipment	25,865	28,999
Property Purchase Deposit	161,600	-
	29,196,369	28,349,301
U.S.A.		
Current Assets	6,418	10,228
Investment Property	110,867	110,867
	117,285	121,095
TOTAL ASSETS	$ 29,313,654	$ 28,470,396

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

12. COMMITMENTS

The Company entered into an executive services contract with the President of the Company on April 23, 2003 to provide services as chief executive officer of the Company for a five year term on a per diem fee basis at $500 per day during 2003. The per diem fee will be increased annually, by board approval as deemed appropriate for executive services performed.

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 400,000 shares in 200,000 share instalments in 2003 and 2004 and, to perform a work commitment of $6,500,000 over nine years. To date $5,042,862 has been expended.

880,000 common shares are reserved for issuance for stock options and underwriter compensation options. (See Notes 7(c) and 7(d))

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

13. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

14. SUBSEQUENT EVENTS

On April 7, 2004, the Company issued 30,000 common shares for cash proceeds of $91,500 upon the exercise of 30,000 stock options at $3.05 per share.

On April 13, 2004, the Company granted the Vice President of Exploration and Development the option to purchase 100,000 common shares at an exercise price of $6.50 per share in accordance with the Company's Stock Option Plan.

15. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2003, were subject to an audit engagement.